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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------

                                 SCHEDULE 14D-1
                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)
                                   ----------

                             O'SULLIVAN CORPORATION
                       (Name of Subject Company [Issuer])

                           TGC ACQUISITION CORPORATION
                                THE GEON COMPANY
                                    (Bidders)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                    688605104
                      (CUSIP Number of Class of Securities)

                                   ----------

                             Gregory L. Rutman, Esq.
                           TGC Acquisition Corporation
                              c/o The Geon Company
                                 One Geon Center
                           Avon Lake, Ohio 44012-0122
                            Telephone: (440) 930-1000
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidders)

                                   copies to:
                              Roy L. Turnell, Esq.
                            Thompson Hine & Flory LLP
                                 3900 Key Center
                                127 Public Square
                           Cleveland, Ohio 44114-1216
                            Telephone: (216) 566-5500


                            CALCULATION OF FILING FEE
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   Transaction Valuation*                            Amount of Filing Fee
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      $194,725,130.25                                    $38,945.03
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*    For purposes of calculating fee only. This amount assumes the purchase at a purchase price of $12.25 per share of an aggregate of 15,895,929 shares of common stock. The amount of the filing fee, calculated in accordance with Rule 0-11(d) promulgated under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidders for the shares of the issuer.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

     Amount previously paid: $38,945.03        Filing party: TGC Acquisition
                                                             Corporation and
                                                             The Geon Company

     Form or registration no:                  Date filed:   June 8, 1999
     Schedule 14D-1 Tender Offer Statement

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         TGC Acquisition Corporation (the "Purchaser"), a Virginia corporation and a wholly owned subsidiary of The Geon Company, a Delaware corporation ("Geon"), and Geon hereby amend and supplement their Schedule 14D-1 Tender Offer Statement (the "Schedule 14D-1"), relating to the Purchaser's offer to purchase all of the outstanding shares of common stock, par value $1.00 per share (the "Shares"), of O'Sullivan Corporation, a Virginia corporation ("O'Sullivan"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 8, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"). Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Schedule 14D-1 or the Offer to Purchase filed as Exhibit (a)(2) thereto.


ITEM 10. ADDITIONAL INFORMATION.

         (b-c) At 11:59 p.m., Eastern time, on Friday, June 18, 1999, the 15-calendar day waiting period imposed by the HSR Act with respect to the Offer expired without Geon or O'Sullivan receiving a request for additional information or material from the Antitrust Division or the FTC.


ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

         (a)(9) Press Release, dated June 23, 1999.
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                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



Dated: June 24, 1999                  TGC ACQUISITION CORPORATION


                                      By: /s/ GREGORY L. RUTMAN
                                          ---------------------------
                                      Name: Gregory L. Rutman
                                      Title: Vice President, General Counsel,
                                      Secretary and Treasurer


                                      THE GEON COMPANY


                                      By: /s/ GREGORY L. RUTMAN
                                          ---------------------------
                                      Name: Gregory L. Rutman
                                      Title: Vice President, General Counsel,
                                      Secretary and Assistant Treasurer